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MAR 01 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STANDARD CREDIT SECURITIES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 PARK PLACE, 4ᵀᴴ FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI   **(212) 791-4500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____**Judith A. Ricciardi**_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____, as

of _____**December 31,**_____, 20 **09**_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

MELANIE JEUNE
Notary Public, State of New York
No. 02JE6159324
Qualified in Queens County
Commission Expires Jan. 16, 2011
Certificate filed in NY County

[signature]
Notary Public

_____
Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Statement of Financial Condition

December 31, 2009

Contents

Ξ ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
  Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2010

1

A member firm of Ernst & Young Global Limited

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	4,919,947
Commissions receivable		2,006,017
Deposit at clearing broker		100,000
Deferred tax asset		110,825
Total assets	$	7,136,789

Liabilities and stockholder's equity

Liabilities:

Accrued expenses	$	266,500
Due to affiliates		781,949
Total liabilities		1,048,449
Stockholder's equity		6,088,340
Total liabilities and stockholder's equity	$	7,136,789

The accompanying notes are an integral part of this statement of financial condition.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to Statement of Financial Condition (continued)

1. Organization

Standard Credit Securities, Inc. ("SCS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings Inc., a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is, in turn, a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). SCS is an inter-dealer broker of corporate fixed income securities. All the transactions are cleared through Pershing (the "Clearing Broker").

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

In July 2009, the Financial Accounting Standards Board ("FASB") issued *the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in this statement of financial condition use the Codification referencing system prescribed by the FASB.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers commercial paper, which maintains a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less when purchased as cash equivalents.

Deposit at Clearing Broker

Cash kept on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

Income Taxes

The Company accounts for income taxes under ASC 740, *Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Related Party Transactions

TNA and an affiliate provide various services to the Company under a space sharing agreement and, in turn, charge an annual general and administration fee. Due to affiliates shown on the statement of financial condition, includes $654,030 due to TNA and an affiliate under these arrangements.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to Statement of Financial Condition (continued)

4. Net Capital Requirements (continued)

by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2009, the Company had net capital of $5,799,341, which was $5,549,341 in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3.

5. Concentration of Credit Risk

At December 31, 2009, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a major financial institution that is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Commissions receivable represent amounts due from the clearing broker. At December 31, 2009, the entire balance in commissions receivable is concentrated with the clearing broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

6. Guarantees

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to Statement of Financial Condition (continued)

7. Deposits at Clearing Broker

The Company is required to maintain deposits at its Clearing Broker in order to conduct its business. At December 31, 2009, deposits at the Clearing Broker consisted of cash of $100,000.

8. Financial Instruments

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures.* ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted ASC 820 as of the beginning of 2008. There was no transition adjustment related to the adoption of ASC 820. ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. ASC 820 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. No financial instruments are measured at fair value under ASC 820 as of December 31, 2009.

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by ASC 740. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns of TNA. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax asset of $110,825, which is primarily due to a litigation accrual, at December 31, 2009 is reflected in the statement of financial condition. The deferred tax asset at December 31, 2009 is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relates to state and local taxes.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to Statement of Financial Condition (continued)

10. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

11. Subsequent Events

The company has evaluated subsequent events through February 26, 2010 and has noted no significant events since the balance sheet date.

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STATEMENT OF FINANCIAL CONDITION

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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